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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WATSON WYATT & COMPANY HOLDINGS
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, Par Value $.01 Per Share,
(Title of Class of Securities)

942712100
(CUSIP Number of Class of Securities)

Walter W. Bardenwerper, Esq.
Vice President, General Counsel and Secretary
Hong Le Nguyen, Esq.
Counsel
Watson Wyatt & Company Holdings
1717 H Street, N.W.
Washington, D.C. 20006-3900
(202) 715-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Brian J. Lane, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036
(202) 955-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$85,000,000	$10,770

*
Calculated solely for the purpose of determining the amount of filing fee, based on the maximum possible transaction value of $85,000,000.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the offer by Watson Wyatt & Company Holdings, a Delaware corporation, to purchase up to 3,600,000 shares or, if the aggregate purchase price for such shares would exceed $85,000,000, to purchase up to the number of whole shares equal to $85,000,000 divided by the per share purchase price, or such lesser number as are properly tendered and not properly withdrawn, of its Class A common stock, $.01 par value per share, at a price not greater than $25.25 nor less than $23.00 per share, net to the seller in cash, without interest. Watson Wyatt's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2004 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the section captioned "Summary Term Sheet" in the Offer to Purchase (the "Offer to Purchase"), a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address:    The name of the subject company is Watson Wyatt & Company Holdings. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities:    The information set forth in section of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

        (c)    Trading Market and Price:    The information set forth in Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)    Name and Address:    The name of the filing person is Watson Wyatt & Company Holdings. The filing person is the subject person. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

Item 4    Terms of the Transaction.

Regulation M-A Item 1004

        (a)    Material Terms:    The information set forth in the Section 5 ("Purchase of Shares and Payment of Purchase Price") of the Offer to Purchase, and the information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet", is incorporated herein by reference.

        (b)    Purchases:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

Item 5    Past Contracts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (e)    Agreements Involving the Subject Company's Securities:    The information set forth in Section 11 ("Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 6    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)    Purposes:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

        (b)    Use of the Securities Acquired:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Tender Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Tender Offer") of the Offer to Purchase is incorporated herein by reference.

Item 7    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)    Source of Funds:    The information set forth in Section 9 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions:    None.

        (d)    Borrowed Funds:    Not applicable.

Item 8    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)    Securities Ownership:    The information set forth in Section 11 ("Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions:    The information set forth in Section 11 ("Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)    Solicitations or Recommendations:    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10    Financial Statements.

Regulation M-A Item 1010

        Not applicable.

Item 11    Additional Information.

Regulation M-A Item 1011

        (a)    Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in Section 12 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

        (b)    Other Material Information:    The information in the Offer to Purchase and the related Letter of Transmittal, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(ii) hereto, is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

(a)(1)(i)	Offer to Purchase, dated March 8, 2004.
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release dated March 8, 2004.
(a)(5)(ii)	Summary Advertisement.
(a)(5)(iii)	Communication to Associates dated March 8, 2004.
(b)	None.
(d)(i)
Form of agreement among Watson Wyatt & Company, Watson Wyatt & Company Holdings and employee directors, executive officers and significant stockholders restricting the transfer of shares, incorporated by reference to Registrant's Form S-3/A, Amendment No. 5 (File No. 333-94973), filed on September 14, 2000.
(d)(ii)	2001 Deferred Stock Unit Plan for Selected Employees, incorporated by reference to Registrant's Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(iii)	Compensation Program for Outside Directors, incorporated by reference to Registrant's Form S-8 (File No. 333-75502), filed on December 19, 2001.
(d)(iv)	2001 Employee Stock Purchase Plan, incorporated by reference to Registrant's Form Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(v)	2000 Long-Term Incentive Plan, incorporated by reference to Annex D of Registrant's Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-94975), filed May 25, 2000.
(d)(vi)	Form of note issued pursuant to Registrant's Common Stock Purchase Plan.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

         Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WATSON WYATT & COMPANY HOLDINGS
/s/ John J. Haley

John J. Haley President and Chief Executive Officer

Dated: March 8, 2004

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 8, 2004.
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release dated March 8, 2004.
(a)(5)(ii)	Summary Advertisement.
(a)(5)(iii)	Communication to Associates dated March 8, 2004.
(b)	None.
(d)(i)
Form of agreement among Watson Wyatt & Company, Watson Wyatt & Company Holdings and employee directors, executive officers and significant stockholders restricting the transfer of shares, incorporated by reference to Registrant's Form S-3/A, Amendment No. 5 (File No. 333-94973), filed on September 14, 2000.
(d)(ii)	2001 Deferred Stock Unit Plan for Selected Employees, incorporated by reference to Registrant's Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(iii)	Compensation Program for Outside Directors, incorporated by reference to Registrant's Form S-8 (File No. 333-75502), filed on December 19, 2001.
(d)(iv)	2001 Employee Stock Purchase Plan, incorporated by reference to Registrant's Form Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(v)	2000 Long-Term Incentive Plan, incorporated by reference to Annex D of Registrant's Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-94975), filed May 25, 2000.
(d)(vi)	Form of note issued pursuant to Registrant's Common Stock Purchase Plan.
(g)	None.
(h)	None.

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SCHEDULE TO
Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3 Identity and Background of Filing Person.
Item 4 Terms of the Transaction.
Item 5 Past Contracts, Transactions, Negotiations and Agreements.
Item 6 Purposes of the Transaction and Plans or Proposals.
Item 7 Source and Amount of Funds or Other Consideration.
Item 8 Interest in Securities of the Subject Company.
Item 9 Persons/Assets, Retained, Employed, Compensated or Used.
Item 10 Financial Statements.
Item 11 Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits